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                               September 28, 2020

       Conrad R. Huss
       Chief Executive Officer
       Renewable Energy & Power, Inc.
       1086 Teaneck Road, Suite 3D
       Teaneck, NJ 07666

                                                        Re: Renewable Energy &
Power, Inc.
                                                            Pre-qualification
Amendment 1 to Offering Statement on Form 1-A
                                                            Filed September 16,
2020
                                                            File No. 24-11280

       Dear Mr. Huss:

              We have reviewed your amended offering statement and have the following comment. In our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information that you provide in response to the comment, we may have additional comments.

       Pre-qualification Amendment 1 to Offering Statement on Form 1-A filed September 16, 2020

       General

   1. Disclosure on the front cover page of the offering circular that the offering will terminate upon the earlier of (1)
when the maximum number of shares is sold or (2) 90 days from the qualification date
unless sooner terminated or extended by the company's chief
                                                        executive officer is
inconsistent with disclosure on page 1 of the offering circular that the offering will continue
until (1) the maximum number of shares is sold, (2) 90 days from the qualification date,
(3) beyond 90 days if extended by the company, (4) the company withdraws the offering.
Please reconcile the disclosures.

             You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or
W. John Cash,
       Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the
 Conrad R. Huss
Renewable Energy & Power, Inc.
September 28, 2020
Page 2

financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameConrad R. Huss
                                                           Division of
Corporation Finance
Comapany NameRenewable Energy & Power, Inc.
                                                           Office of
Manufacturing
September 28, 2020 Page 2
cc:       Matheau J.W. Stout, Esq.
FirstName LastName